[LOGO OF ACERGY S.A.]

                                                               seabed-to-surface

               ACERGY S.A. AWARDED $245 MILLION CONTRACT IN BRAZIL

London, England - June 20, 2006 - Acergy S.A. (NASDAQ NM: ACGY; Oslo Stock
Exchange: ACY), today announced that it had been awarded a deepwater installation contract valued at $245 million by Chevron Frade LLC, a subsidiary of Chevron, for the Frade Field development located in the Northern Campos Basin in Brazil.

The contract is for the installation of a 41 kilometre flexible gas import/export pipeline between the Frade FPSO and the Roncador pipeline manifold, together with flexible risers and well control umbilicals, in water depths ranging between 100 to 1,200 metres. Offshore installation is scheduled to take place throughout 2008.

Tom Ehret, Chief Executive Officer said, "We are very pleased with this contract award from Chevron in Brazil which, together with the recent award of the Petrobras PRA-1 contract, demonstrates our commitment to expand our position in this growing market. Both of these projects will be managed as cross-regional projects, with the engineering and project management activity carried out through our Houston office."

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Acergy S.A. is a seabed-to-surface engineering and construction contractor for the offshore oil and gas industry worldwide. We plan, design and deliver complex, integrated projects in harsh and challenging environments. We operate internationally as one group - globally aware and locally sensitive, sharing our expertise and experience to create innovative solutions. We are more than solution providers, we are solution partners - ready to make long-term investments in our people, assets, know-how and relationships in support of our clients.

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Forward-Looking Statements: Certain statements made in this press release may include "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements may be identified by the use of words like "anticipate", "believe", "estimate", "expect", "intend", "may", "plan", "project", "will", "should", "seek", and similar expressions. The forward-looking statements reflect our current views and assumptions and are subject to risks and uncertainties. The following factors, and others which are discussed in our public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from our forward-looking statements: the general economic conditions and competition in the markets and businesses in which we operate; our relationship with significant clients; the outcome of legal proceedings; uncertainties inherent in operating internationally; the impact of laws and regulations; and operating hazards, including spills and environmental damage. Many of these factors are beyond our ability to control or predict. Given these factors, you should not place undue reliance on the forward-looking statements.

Contacts:
Deborah Keedy
Acergy S.A.
UK +44 1932 773767
US  +1 877 603 0267 (toll free)
deborah.keedy@acergy-group.com

Julian Thomson
Acergy S.A.
UK +44 1932 773764
US  +1 877 603 0267 (toll free)
julian.thomson@acergy-group.com

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